EXHIBIT 97.1
Tennessee Valley Authority
Policy for the Recovery of Erroneously Awarded Compensation

1.Establishment and Purpose

1.1 Establishment. The Tennessee Valley Authority (“TVA”) hereby establishes this Policy for the Recovery of Erroneously Awarded Compensation (“Policy”).

1.2 Purpose. The purpose of this Policy is to comply with the applicable provisions of Section 303A.14 of the NYSE Listed Company Manual, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 under the Exchange Act. This Policy is designed to enable TVA to reasonably promptly recover any Erroneously Awarded Compensation Received by an Executive Officer.

1.3 Effective Date. This Policy is effective on November 9, 2023.

2.Definitions

Wherever used herein, the following terms have the meanings set forth below, unless a different meaning is clearly required by the context:

2.1 “Accounting Restatement” means an accounting restatement filed with the Securities and Exchange Commission (“SEC”) under the Exchange Act, due to the material noncompliance of TVA with any financial reporting requirement under U.S. securities laws (regardless of whether TVA or Executive Officer misconduct was the cause for such restatement), including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

2.2 “Board” means the Board of Directors of TVA.

2.3 “Clawback Eligible Compensation” means all Incentive-Based Compensation Received:

•By a person who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;

•On or after October 2, 2023;

•While TVA has a class of securities listed on the New York Stock Exchange ("NYSE”); and

•During the applicable Clawback Period.

2.4 “Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of TVA immediately preceding the Restatement Date, and if TVA changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

2.5 “Committee” means the Audit, Finance, Risk, and Cybersecurity Committee of the Board or any successor committee.

2.6 “Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Compensation that exceeds the amount of Clawback Eligible Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

2.7 “Executive Officer” means TVA’s president, principal executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions. For the avoidance of doubt, an “Executive Officer” may include a former Executive Officer who left TVA, retired, or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the applicable Clawback Period. The Executive Officers for a particular Clawback Period typically will be the executive officers identified in Item 10 of TVA’s Annual Reports on Form 10-K (“10-Ks”) that relate to the Clawback Period as well as the individuals who served as executive officers during the periods covered by the 10-Ks but were not serving as executive officers on any of the dates that TVA filed the 10-Ks.

2.8 “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing TVA’s financial statements, and any measures that are derived wholly or in part from such measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

2.9 “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include (1) any base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal); (2) bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal; (3) bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; and (4) non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures.

2.10 “Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt, and Incentive-Based Compensation shall be deemed Received in TVA’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

2.11 “Restatement Date” means the earlier to occur of:

•The date the Board, a committee of the Board, or TVA’s Chief Financial Officer concludes, or reasonably should have concluded, that TVA is required to prepare an Accounting Restatement; or

•The date a court, regulator, or other legally authorized body directs TVA to prepare an Accounting Restatement.

3.Recovery of Erroneously Awarded Compensation

3.1 In the event TVA must prepare an Accounting Restatement, TVA shall reasonably promptly recover the amount of any Erroneously Awarded Compensation Received by any Executive Officer as follows:

3.1.1 After TVA prepares an Accounting Restatement, the Committee or its delegate shall calculate the amount of any Erroneously Awarded Compensation Received by each Executive Officer. The Committee or its delegate shall then reasonably promptly provide each Executive Officer with a written notice including:

•The amount of any Erroneously Awarded Compensation; and

•A demand for repayment or return of any Erroneously Awarded Compensation as applicable.

3.1.2 Based on the particular facts and circumstances, the Committee or its delegate shall have discretion to dictate the proper methods of recovering Erroneously Awarded Compensation.

3.1.3 Notwithstanding the foregoing, except as set forth in Section 3.2 below, in no event may TVA accept an amount that is less than the amount of Erroneously Awarded Compensation in total satisfaction of an Executive Officer’s obligation hereunder.

3.1.4 To the extent that the Executive Officer has already reimbursed TVA for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by TVA or applicable law, TVA shall credit the reimbursed amount to the amount of Erroneously Awarded Compensation that is subject to recovery.

3.1.5 In the event that an Executive Officer fails to repay all or part of the Erroneously Awarded Compensation to TVA when due, TVA shall take reasonable and appropriate actions to recover such Erroneously Awarded Compensation from the Executive Officer. The Executive Officer shall be required to reimburse TVA for any and all expenses reasonably incurred (including legal fees) by TVA in recovering such Erroneously Awarded Compensation in accordance with this section.

3.2 Notwithstanding anything herein to the contrary, TVA shall have discretion not to take the actions addressed in Section 3.1 above if the Committee determines in good faith that recovery would be impracticable and one of the following two conditions is met:

3.2.1 The direct expenses paid to a third party to assist in enforcing this Policy would exceed the recoverable amount. Before making this determination, TVA must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s), and provide such documentation to the NYSE; or

3.2.2 Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of TVA, to fail to meet the applicable requirements of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

4.Administration and Interpretation

4.1 Administration. The Committee or its delegate may administer this Policy. The Committee’s determinations shall be final and binding on all affected individuals.

4.2 Interpretation. The Committee or its delegate may interpret and construe this Policy and make all determinations necessary, appropriate, or advisable for the administration of this Policy. All interpretations must comply with applicable laws, regulations, and rules.

5.Prohibition of Indemnification

5.1 TVA may not insure or indemnify any Executive Officer against:

•The loss of any Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy; or

•Any claims relating to TVA’s enforcement of its rights under this Policy.

5.2 Further, TVA shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid, or awarded to an Executive Officer from the application of this Policy or that waives TVA’s right to recover any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on, or after the Effective Date of this Policy).

6.Amendment; Termination

The Board may at any time amend or terminate all or any portion of this Policy and shall amend this Policy as it deems necessary to comply with applicable laws, regulations, and rules. Notwithstanding anything in this section to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by TVA contemporaneously with such amendment or termination) cause TVA to violate any applicable laws, regulations, or rules.

7.Disclosure Requirements

TVA shall file all disclosures with respect to this Policy as required by applicable SEC regulations.

8.Other Recovery Rights

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law, regulation, or rule, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Board intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, compensation plan, or other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to TVA under applicable law, regulation, or rule or pursuant to the terms of any policy of TVA or any provision in any employment agreement, compensatory plan, agreement, or other arrangement. This Policy will survive and continue notwithstanding any termination of an Executive Officer’s employment with TVA.

9.Acknowledgement by Covered Persons

TVA will provide notice and seek acknowledgement of this Policy from each Executive Officer, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Effective Date, TVA must be in receipt of an Executive Officer’s acknowledgement as a condition to such Executive Officer’s eligibility to receive Incentive-Based Compensation. All Incentive-Based Compensation subject to this Policy will not be earned, even if already paid, until the Policy ceases to apply to such Incentive-Based Compensation and any other vesting conditions applicable to such Incentive-Based Compensation are satisfied.